Exhibit 99.84

Collective Mining Announces Closing of C$18.9 Million Strategic Investment

Toronto, Ontario, March 4, 2024 – Further to its news release dated February 26, 2024, Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is pleased to announce the closing of a strategic investment by a single purchaser (the “Purchaser”) on a non-brokered private placement basis (the “Offering”) consisting of the sale of 4,500,000 units (each a “Unit”), at a price of $4.20 per Unit for gross proceeds of C$18.9 million. Each Unit was comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (a “Warrant Share”), subject to standard anti-dilution provisions, at a price of $5.01 per Warrant Share exercisable until 5:00 p.m. (Toronto time) on the date that is 36 months following the closing date of the Offering (the “Warrant Term”), provided, however, that should the closing price at which the Common Shares trade equal or exceed $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Corporation may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Corporation announcing the accelerated Warrant Term.

In connection with the Offering, the Company and the Purchaser entered into an investor rights agreement, pursuant to which the Purchaser is entitled to certain rights, provided the Purchaser maintains certain ownership thresholds in the Company, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest at the time of such financing or issuance or acquire up to a 9.99% ownership interest in the Company on a partially-diluted basis; and (b) the right to nominate one person (and in the case of an increase in the size of the board of directors of the Company to eight or more directors, two persons) to the board of directors of the Company in the event that the Purchaser’s ownership interest in the Company exceeds and remains at or above 10%, on a partially-diluted basis.

The proceeds of the Offering will be used for exploration on the Company’s properties in Colombia and for general working capital purposes.

PowerOne Capital Markets Limited acted as an advisor to Collective in connection with the Offering.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FWB under the trading symbol “GG1”.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relates, among other things, to: statements with respect to the anticipated use of proceeds from the Offering, proposed activities and strategy anticipated, advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: planed use of proceeds from the Offering, risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated May 2, 2023. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.